UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐   Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☑ Form 10-Q     ☐ Form N-SAR     ☐ Form N-CSR

For Period Ended: March 31, 2005

[    ] Transition Report on Form 10-K

[    ] Transition Report on Form 20-F

[    ] Transition Report on Form 11-K

[    ] Transition Report on Form 10-Q

[    ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant: Scientific Learning Corporation

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 300 Frank H. Ogawa Plaza, Suite 600

City, State and Zip Code: Oakland, California 94612-2040

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[X]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Registrant is unable to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2005 by May 16, 2005, the original due date, because Registrant is still in the process of completing its financial statements for that period. There are two principal reasons for not completing the financial statements in time: delays in starting the first quarter financial statement preparation and review process and the determination that Registrant needed to restate its December 31, 2004 balance sheet discussed below. The late start in the quarterly preparation and review process largely resulted from the diversion of the attention of Registrant’s management and accounting staff to completion of the restatement of Registrant’s historical financial statements for the years 2000 through June 30, 2004, filed with the Commission on February 15, 2005, which in turn led to successive delays in completing Registrant’s annual audit and 2004 Annual Report on Form 10-K and in completing the first quarter 2005 financial statements. In addition, in the course of preparing Registrant’s first quarter 2005 financial statements, Registrant determined that there was a misclassification in its 2004 year-end balance sheet: approximately $4.4 million in deferred revenue was classified as long-term deferred revenue when it should have been classified as current deferred revenue. As a result, Registrant is restating its balance sheets as at December 31, September 30 and June 30, 2004 to correct the classification error.

Registrant expects to file its Quarterly Report on Form 10-Q for the three months ended March 31, 2005, as well as its amendment to Annual Report on Form 10-K/A for the year ended December 31, 2004, no later than May 23, 2005, within the allowed extension period.

PART IV — OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

Jane A. Freeman, SVP & CFO	510	444-3500
(Name)	(Area Code)	(Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

               If answer is no, identify report(s). Yes [ X ] No [ ]

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [ X ]* No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Registrant expects that its financial results for the first quarter of 2005 will be materially different from the comparable period in 2004. For the quarter ended March 31, 2005, Registrant expects to report $10.2 million in revenue, an increase of 46% over the same period in 2004, and $0.08 earnings per share, basic, compared to a loss of $0.02 in the first quarter of 2004. These increases reflect in part a change in Registrant’s pricing structure in late 2004 which resulted in Registrant’s recognizing current sales into revenue substantially more quickly than during 2004. At the same time, Registrant continued to recognize deferred revenue from earlier years’ perpetual license sales into current revenue. Registrant expects to issue a press release reporting its quarterly results promptly hereafter.

Scientific Learning Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2005	By:	/s/ Jane A. Freeman
Jane A. Freeman
SVP and Chief Financial Officer